Collette Erickson
Farmer & O’Neill llp
ATTORNEYS AT LAW
235 PINE STREET, SUITE 1300
SAN FRANCISCO, CALIFORNIA 94104-2733
TELEPHONE (415) 788-4646  •  FAX (415) 788-6929  •  WWW.COLLETTE.COM

November 9, 2010

VIA EDGAR AND OVERNIGHT COURIER
Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	CoSine Communications, Inc.
Schedule 13E-3, Amendment No. 1, filed October 27, 2010 (File No. 5-60229)
Revised Preliminary Proxy Statement on Schedule 14A filed October 27, 2010 (File No. 0-30715)

Dear Ms. Kim:

On behalf of CoSine Communications, Inc. (the “Company”), we are transmitting for filing one copy of the Company’s revised Preliminary Proxy Statement on Schedule 14A (as revised, the “Revised Proxy Statement”), marked to show changes from the revised Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2010. The Company is contemporaneously filing Amendment No. 2 to its Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on September 3, 2010 and amended by Amendment No. 1 thereto on October 12, 2010 and Amendment No. 2 thereto on October 27, 2010 (as amended, the “Amended Schedule 13E-3”).

The Revised Proxy Statement is being filed in response to comments received from the staff of the Division of Corporation Finance’s Office of Mergers and Acquisitions (the “Staff”) by letter dated October 29, 2010, with respect to the Proxy Statement and the Schedule 13E-3 (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Revised Proxy Statement and the Amended Schedule 13E-3.

Schedule 14A

1.
We note your response to comment two in our letter dated October 14, 2010; however, we reissue that part of our comment asking you to revise to state whether a reverse stock split with this disparate treatment of beneficial owners who hold shares in their own name as opposed to those who hold shares in street name is permitted under state law.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on page 16 of the Revised Proxy Statement.

Peggy Kim, Esq.
United States Securities and Exchange Commission
November 9, 2010

Disadvantages of the Transaction, page 9

2.	Please revise to discuss the disparate treatment of beneficial owners as a disadvantage of the transaction.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on pages 9 and 40 of the Revised Proxy Statement.

Prospective Financial Information, page 48

3.
We note your response to comment seven in our letter dated October 14, 2010. Please revise to clarify that you are referring to estimates of cost savings that the issuer expects to realize as a result of the proposed transaction, the calculation of which is based on past results and estimates of future costs, as stated in your response.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on page 49 of the Revised Proxy Statement.

* * * * * * * *

Please fax any additional comment letters concerning the Revised Proxy Statement or Amended Schedule 13E-3 to (415) 788-6929 and direct any future questions or comments concerning the Revised Proxy Statement and Amended Schedule 13E-3 or this response letter to either the undersigned or John Erickson of this office, both at (415) 788-4646.

Very truly yours,

/s/Andrew H. Pontious

Andrew H. Pontious